UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SINGULAR GENOMICS SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

82933R100

(CUSIP Number of Class of Securities)

Andrew Spaventa

Chief Executive Officer and Chairperson of the Board

Singular Genomics Systems, Inc.

3010 Science Park Road

San Diego, California 92121

(858) 333-7830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Ryan J. Gunderson Leanne A. Gould Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP 3570 Carmel Mountain Road, Suite 200 San Diego, CA 92130 Telephone: (858) 436-8000	Dalen Meeter Senior Vice President, Finance Singular Genomics Systems, Inc. 3010 Science Park Road San Diego, CA 92121 Telephone: (858) 333-7830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on July 25, 2022 by Singular Genomics Systems, Inc. (the “Company”), in connection with this offer to exchange on the terms and subject to the conditions set forth in the Offer to Exchange Eligible Option(s) for New Option(s) dated July 25, 2022 (the “Exchange Offer”).

This Amendment No. 1 is being filed solely to report the results of the Exchange Offer and to amend and supplement Item 4(a) of the Schedule TO under the caption “Material Terms” to report such results. Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 6:00 p.m., Pacific Time, on Friday, August 19, 2022. Pursuant to the Exchange Offer, 142 Eligible Holders elected to exchange Eligible Options for New Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 984,291 shares of the Company’s Common Stock, representing 100% of the total shares of Common Stock underlying the Eligible Options outstanding as of the Expiration Time. On August 19, 2022, following the expiration of the Exchange Offer, the Company granted New Options to purchase 984,291 shares of Common Stock to the Eligible Holders who elected to exchange Eligible Options for New Options, pursuant to the terms of the Exchange Offer and the Company’s 2021 Equity Incentive Plan, as amended. The exercise price of the New Options granted pursuant to the Exchange Offer was $3.60 per share, which was the volume weighted average trading price of the Common Stock as reported on The Nasdaq Global Select Market for the 20 consecutive trading days ending immediately prior to the grant of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SINGULAR GENOMICS SYSTEMS, INC.

By:	/s/ Dalen Meeter
Dalen Meeter
Senior Vice President, Finance

Dated: August 22, 2022